Pricing Supplement dated July 19, 2005 	                          Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	                     File No. 333-113680
Prospectus Supplement dated April 2, 2004)


	             TOYOTA MOTOR CREDIT CORPORATION

	      Medium-Term Note, Series B - Step-Up Fixed Rate

________________________________________________________________________________

Principal Amount:  $25,000,000		    Trade Date: July 19, 2005
Issue Price: 100%			    Original Issue Date: July 22, 2005
Interest Rate: See "Additional Terms 	    Net Proceeds to Issuer:  $25,000,000
  of the Notes - Interest"
Interest Payment Dates: Each January 22     Principal's Discount
  and July 22, commencing 		        or Commission:  0.0%
  January 22, 2006
Stated Maturity Date: July 22, 2021

________________________________________________________________________________


Day Count Convention:
   [X]  30/360 for the period from July 22, 2005 to July 22, 2021
   [ ]  Actual/365 for the period from   	        to
   [ ]  Other (see attached)                       to

Redemption:
   [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [X]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: July 22, 2009.  See "Additional Terms of the
            Notes - Redemption"
        Initial Redemption Percentage: 100%
        Annual Redemption Percentage Reduction: Not Applicable

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
        Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
        Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
        Total Amount of OID:
        Yield to Maturity:
        Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

	                    ___________________________

                               Merrill Lynch & Co.

	                   ADDITIONAL TERMS OF THE NOTES

Further Authorizations

          Effective June 16, 2005, in supplement to the $7,000,000,000 aggregate principal amount (or the equivalent thereof in one or more foreign or composite currencies) of its Medium-Term Notes which TMCC was authorized to offer as of April 2, 2004, TMCC authorized the offer and issuance from time to time of an additional $5,500,000,000 aggregate principal amount of its Medium-Term Notes.

Redemption

           The Notes are subject to redemption by TMCC, in whole, on the Initial Redemption Date stated above and on each Interest Payment Date thereafter subject to not less than 30 nor more than 60 days' prior notice.

Interest

           The Interest Rate on the Notes will be equal to 4.50% per annum from and including the Original Issue Date to but excluding July 22, 2009. On
July 22, 2009, the Interest Rate on the Notes will be reset to 5.00% per annum from and including July 22, 2009 to but excluding July 22, 2013. On
July 22, 2013, the Interest Rate on the Notes will be reset to 6.00% per annum from and including July 22, 2013 to but excluding July 22, 2017. On
July 22, 2017, the Interest Rate on the Notes will be reset to 7.00% per annum from and including July 22, 2017 to but excluding the Stated Maturity Date. The dates July 22, 2009, July 22, 2013 and July 22, 2017 are each referred to as a "Step-Up Date."

Plan of Distribution

            Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Citigroup Global Markets Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Merrill may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at a price equal to 100% of their principal amount.

            Under the terms and conditions of the Agreement, Merrill is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

            The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders
(as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

            The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

            Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

            U.S. Holders.

            The amount payable with respect to a Note at the applicable Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.

            Market Discount and Bond Premium. We are not aware of any authority indicating how market discount, if any, should be accrued with respect to debt instruments such as the Notes that provide the issuer with unconditional options that if exercised require payments to be made on the debt instruments under an alternative schedule. We believe that it may be reasonable for a U.S. Holder to accrue any such market discount from the date of purchase until the next Step-Up Date or the Stated Maturity Date, as applicable. Other approaches may be equally or more reasonable, however, and the Internal
Revenue Service could take the position that market discount, if any, on a Note should be accrued over shorter time periods.

            Bond premium, if any, on a Note will generally be amortized (in the case of U.S. Holders that elect to amortize bond premium) from the date of purchase of the Note until the Stated Maturity Date. If all or any portion of the Notes held by a U.S. Holder is redeemed before the Stated Maturity Date, such U.S. Holder would be allowed to deduct the excess of its adjusted acquisition price for such portion of the Notes over the amount received on redemption.

            Persons that purchase Notes at a price other than their original issue price should consult their own tax advisors about the tax consequences of their purchase.